CannaPowder, Inc.

Liron Carmel, CEO

20 Raoul Wallenberg Street

Tel Aviv, Israel 6971916

December 28, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	CannaPowder, Inc.
Registration Statement on Form 5-1 Filed
December 11, 2018
File No. 333-228741

Ladies and Gentlemen:

This letter is in response to the staff’s comment letter dated December 21, 2018, with respect to the above-referenced Registration Statement on Form S-1 filed by CannaPowder, Inc. (the “Company”) on December 11, 2018. For the convenience of the staff, we have included the staff’s comment followed by our response to the comment.

Form S-1 Filed December 11, 2018

Cover Page

Comment 1. We note your disclosure that your common stock is quoted on the OTC Pink Sheet Market. Please revise here, and make corresponding changes elsewhere in the prospectus, to disclose a fixed price at which shares will be sold until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. See Item 501(b)(3) of Regulation S-K.

Response 1. We have included the following disclosure on the Cover Page in response to this comment:

“Our Common Stock is subject to quotation on OTC Pink Market under the symbol CAPD. On December 10, 2018, the last reported sales price for our Common Stock was $1.60 per share. We urge prospective purchasers of our Common Stock to obtain current information about the market prices of our Common Stock. The shares of our Common Stock may be offered and sold by the Selling Shareholders at a fixed price of $1.60 per share until our Common Stock is quoted on the OTCQB tier of the OTC Markets, and thereafter at prevailing market prices or privately negotiated prices or in transactions that are not in the public market. Notwithstanding our belief that upon the effective date of this registration statement our Common Stock will qualify of quotation on the OTCQB and we intend to pursue application for admission to the OTCQB, we cannot assure you that our Common Stock will, in fact, be quoted on the OTCQB tier.”

In addition, we have made similar disclosure in response to Comment 1 under: (i) The Offering-Terms of the Offering; (ii) The Risk Factor-The Company’s shares of common stock are quoted on the OTC Pink Sheet market, which limits the liquidity and price of the Company’s common stock; and (iii) Plan of Distribution.

The Company and its management are aware and acknowledge their responsibilities for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

The Company intends to request acceleration of the effective date of this Registration Statement after the staff has had an opportunity to review the Form S-1/A filed together with this response letter.

Please contact our legal counsel, Lawrence R. Lonergan, Esq. of The Lonergan Law Firm, LLC at (973) 641-4012, if you have any questions concerning this response letter or the Form S-1/A.

Respectfully submitted,

CannaPowder, Inc.

By:	/s/ Liron Carmel
Liron Carmel, CEO

Liron Carmel

CANNAPOWDER, INC.

December 21, 2018

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any questions.

Sincerely,

Division of Corporation Finance Office of Healthcare & Insurance
cc:	Lawrence R. Lonergan, Esq.